Exhibit 99.1

Execution Version

THIS AMENDMENT NO. 2 TO THE SHARE PURCHASE AGREEMENT dated the 23rd day of December, 2014.

BETWEEN:

IAMGOLD CORPORATION, a corporation existing under the laws of Canada (“IAMGOLD”),

– and –

8961166 CANADA INC., a corporation existing under the laws of Canada (the “Purchaser”),

WHEREAS IAMGOLD and the Purchaser entered into a share purchase agreement dated October 3, 2014 as amended on November 4, 2014 (the “SPA”);

AND WHEREAS subject to the terms and conditions of this Amending Agreement, the Parties wish to formally amend certain definitions in Section 1.1 of the SPA and paragraph (z)(xix) of Schedule 3.1 of the SPA;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Capitalized terms used and not otherwise defined herein shall have the same meaning ascribed to them in the SPA.

1.2	Interpretation

The terms of the SPA shall remain in full force and effect unaffected except as modified by the terms of this Amending Agreement.

ARTICLE 2

AMENDMENTS

2.1	Amendments

(a) The SPA is hereby amended by deleting the definition of “Gross Proceeds Royalty Agreement” in Section 1.1 of the SPA in its entirety and replacing it with the following:

“Gross Proceeds Royalty Agreement” means the gross proceeds royalty payment agreement to be entered into at any time prior to the Closing between IAMGOLD and Niobec, in the form attached as Schedule A to the Non-Niobium Transfer Agreement;

(b) The SPA is hereby amended by deleting the definition of “Non-Niobium Transfer Agreement” in Section 1.1 of the SPA in its entirety and replacing it with the following:

“Non-Niobium Transfer Agreement” means the agreement providing for, among other things, the sale of the interest in the Non-Niobium Mineral Substances and Non-Niobium Products located on the Niobec Property by IAMGOLD to Niobec to be entered into at any time prior to the Calculation Time between IAMGOLD and Niobec, in the form attached hereto as Schedule 5.1.1;

(c) The SPA is hereby amended by deleting paragraph (z)(xix) of Schedule 3.1 in its entirety and replacing it with the following:

[Redacted—Commercially sensitive information]

ARTICLE 3

GENERAL

3.1	Entire Agreement and Binding Effect

The foregoing provisions shall be binding on the Parties notwithstanding any provision of the SPA, and the agreements herein shall form a part of the entire agreement between the Parties, including, for the purposes of Section 10.6 (“Entire Agreement, Binding Effect and Assignment”) of the SPA.

3.2	Counterparts

This Amending Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Amending Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

3.3	Governing Law

This Amending Agreement is governed by, and is to be interpreted and enforced in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Remainder of this page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF the Parties have caused this Amending Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

IAMGOLD CORPORATION

Per:	“Carol T. Banducci”
Name: Carol T. Banducci
Title: Executive Vice President and Chief Financial Officer

Per:	“Jeffery A. Snow”
Name: Jeffery A. Snow
Title: General Counsel, Senior Vice President, Business Development

8961166 CANADA INC.

Per:	“Aaron Regent”
Name: Aaron Regent
Title: Chairman & CEO

Per:	“Matthew Fenton”
Name: Matthew Fenton
Title: Vice President

Signature Page to Amendment No. 2 to the SPA